La Fayette Franchise, Inc.



ANNUAL REPORT

2332 Galiano Street, 2nd floor

Coral Gables, FL 33134

(305) 342-4756

http://www.lesmoulinslafayetteusa.com/

This Annual Report is dated April 23, 2021.

BUSINESS

Our business development consists of franchising in the U.S.A. a canadian bakery concept. First, we sell our concept to franchisees who then handle the upfront investment to build bakeries.

From each franchisees, we collect the original franchise fees ($30k), a training fee ($5k), a royalty fee (6% of gross revenue per year) and a marketing fee (1% of gross revenue per year).

La Fayette Franchise provides franchisees support with strategic location selection, lease negotation, architect process and equipment process. We also train future franchisees on operating procedures, business management and customer service.

La fayette Franchise owns no restaurant ourselves, thereby mitigating the risk for ourselves and our investors.

Our concept heavily simplifies bakery operations thanks to an artisanal production facility which supplies franchisees with all the baked goods. Therefore, we offer to future franchisees an attractive and "easy to run" business.

Previous Offerings

Between 2020 and 2019, we sold _____ [shares of common stock] in exchange for $_____ per share under Regulation Crowdfunding.

no previous offering

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

How long can the business operate without revenue:

Franchising is a low investment business.

In 2021, our ongoing fundraising will finance advisors fees, marketing expenses, and sales team. Considering our fundraising performance at the end of March 2021 (more than $230k raised), we would be able to cover our operating expenses till the end of this year without revenue generation.

Foreseeable major expenses based on projections:

Major ongoing expenses will be:

- Professional fees (franchise advisor, lawyers, accountant: $50K)

- Marketing fees (tools, campaigns, event attendance: $50k).

- Team salary and operating expenses ($100K)

Future operational challenges:

We have received many inquiries from potential franchisees, even before launching our marketing campaign scheduled in April 2021. Our goal is to convert some of these leads to franchise contracts.

Future challenges related to capital resources:

Thanks to our fundraising momentum, we should achieve our target of more than $300k of funds raised.

Future milestones and events:

The forthcoming signing of franchise contracts would allow us to plan future bakery openings.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $9,636.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Nicolas Billaud
Amount Owed: $5,650.00
Interest Rate: 0.0%
During the period ending December 31, 2020, the Company received net advances totaling $5,650 from a member of the Company. These advances pertained to organizational costs incurred on behalf of the Company. The advances are unsecured, non-interest bearing, and due on demand.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

If the below data is accurate please copy it in to the Directors and Officers field below it

Name: Nicolas Billaud

Nicolas Billaud's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-CEO
Dates of Service: May 26, 2020 - Present
Responsibilities: Development strategy, finance, and legal matters. Nicolas received $9,000 as salary in 2020 and currently does not take any stock compensation.

Other business experience in the past three years:

Employer: Barnes Commercial Real Estate

Title: Managing Partner
Dates of Service: January 01, 2014 - December 31, 2019
Responsibilities: Broker in commercial real estate

Other business experience in the past three years:

Employer: Les Moulins La Fayette USA, LLC
Title: Manager
Dates of Service: August 14, 2015 - Present
Responsibilities: Finance, Legal

Name: Vincent Poudras

Vincent Poudras's current primary role is current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-CEO
Dates of Service: May 26, 2020 - Present
Responsibilities: Development strategy and business operations. Vincent received $9,000 as salary in 2020 and currently does not take any stock compensation.

Other business experience in the past three years:

Employer: Les Moulins La Fayette USA, LLC
Title: Manager
Dates of Service: August 14, 2015 - Present
Responsibilities: Business operations

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Nicolas Billaud
Amount and nature of Beneficial ownership: 500,000
Percent of class: 50.0

Title of class: Common Stock
Stockholder Name: Vincent Poudras
Amount and nature of Beneficial ownership: 500,000

Percent of class: 50.0

RELATED PARTY TRANSACTIONS

Name of Entity: Nicolas Billaud
Relationship to Company: Director
Nature / amount of interest in the transaction: During the period ending December 31, 2020, the Company received net advances totaling $5,650 from a member of the Company. These advances pertained to organizational costs incurred on behalf of the Company.
Material Terms: The advances are unsecured, non-interest bearing and due on demand.

OUR SECURITIES

Our authorized capital stock consists of 1,214,000 shares of common stock, par value $5 per share. As of December 31, 2020, 1,000,000- shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.
[Add any preferred stock authorized and/or issued]
none
[Insert dividends, redemption and other provisions included in Reg CF if applicable]

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 23, 2021.

La Fayette Franchise, Inc.

By   /s/ *Nicolas Billaud*

    Name: Nicolas Billaud

    Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

LA FAYETTE FRANCHISE INC

FINANCIAL STATEMENTS

As of December 31, 2020

(Unaudited)

11:27 AM
02/26/21
Accrual Basis

LA FAYETTE FRANCHISE INC
Profit & Loss
January through December 2020

		Jan - Dec 20
Ordinary Income/Expense		
Expense		
Advertising and Promotion		
Startengine Platform Fees	2,275.00	
Advertising and Promotion - Other	22,092.71	
Total Advertising and Promotion		24,367.71
Automobile Expense		131.66
Bank Service Charges		122.44
Business Licenses and Permits		113.75
Meals and Entertainment		78.70
Office Expense		342.43
Office Supplies		33.99
Payroll Expenses		
Officer Salary	20,852.65	
Total Payroll Expenses		20,852.65
Payroll Taxes		
FICA - MC	302.36	
FICA - SS	1,292.87	
FUTA	84.00	
SUTA	378.00	
Total Payroll Taxes		2,057.23
Postage and Delivery		43.35
Professional Fees		
Accounting Fees	1,750.00	
Consulting Fees	17,258.20	
Franchise Fees	12,150.00	
Legal Fees	7,343.50	
Media Development Fees	11,575.15	
Total Professional Fees		50,076.85
Rent Expense		369.23
Travel Expense		228.56
Web Site Expenses		406.98
Total Expense		99,225.53
Net Ordinary Income		-99,225.53
Other Income/Expense		
Other Income		
Other Income		76.00
Total Other Income		76.00
Net Other Income		76.00
Net Income		**-99,149.53**

LA FAYETTE FRANCHISE INC
Balance Sheet
As of December 31, 2020

	Dec 31, 20
ASSETS	
Current Assets	
Checking/Savings	
Bank of America *7270	9,636.19
Total Checking/Savings	9,636.19
Total Current Assets	9,636.19
TOTAL ASSETS	**9,636.19**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Due to Member	5,650.00
Payroll Tax Liabilities	4,909.88
Total Other Current Liabilities	10,559.88
Total Current Liabilities	10,559.88
Total Liabilities	10,559.88
Equity	
Members Equities	
Equity Prime Trust LLC	97,225.84
Total Members Equities	97,225.84
Opening Balance Equity	1,000.00
Net Income	-99,149.53
Total Equity	-923.69
TOTAL LIABILITIES & EQUITY	**9,636.19**

LA FAYETTE FRANCHISE INC
Statement of Cash Flows
January through December 2020

	Jan - Dec 20
OPERATING ACTIVITIES	
Net Income	-99,149.53
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Due to Member	5,650.00
Payroll Tax Liabilities	4,909.88
Net cash provided by Operating Activities	-88,589.65
FINANCING ACTIVITIES	
Members Equities:Equity Prime Trust LLC	97,225.84
Opening Balance Equity	1,000.00
Net cash provided by Financing Activities	98,225.84
Net cash increase for period	9,636.19
Cash at end of period	**9,636.19**

LA Fayette Franchise Inc

Notes to the Financial Statements

As of December 31, 2020

1. Organization and Purpose

LA Fayette Franchise Inc (the "Company"), is a corporation organized under the laws of the state of Delaware. The company was formed by the members for the purpose of a bakery concept franchise.

2. Summary of significant accounting policies

A summary of the Company's significant accounting polices applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted (GAAP) in the United States. Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company adopted the calendar year as its basis of reporting.

c) Cash Equivalents

Cash and cash equivalents include cash held in domestic financial institutions. For the period ended December 31, 2020, the Company's cash position includes its operating bank account.

d) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. Risk and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, global competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the result of its operations.

4. Related Party Transactions

During the period ended May 31, 2020, the Company received advances totaling $13,650 from a member of the Company. These advances pertained to organizational costs incurred on behalf of the Company. As of December 31, 2020, the Company has repaid $8,000 to its member. The advances are unsecured, non-interest bearing and due on demand.

5. Subsequent Event

The Company has filed and initiated an offering of its common stock pursuant to a Regulation Crowdfunding offering at $5.00 per share, with an initial maximum offering amount of $1,070,000. As of February 16, 2021, a total of $188,495 has been raised. No additional material events were identified which require adjustment or disclosure in the financial statements.

CERTIFICATION

I, Nicolas Billaud, Principal Executive Officer of La Fayette Franchise, Inc., hereby certify that the financial statements of La Fayette Franchise, Inc. included in this Report are true and complete in all material respects.

Nicolas Billaud

Principal Executive Officer